VolAero UAV & Drones Holdings Corp.
Consolidated Statement of Cash Flows
May 19, 2016 (inception) to December 31, 2016
(unaudited)

	Period from inception to December 31, 2016
Cash flows from operating activities:	
Net loss	$ (293,773)
Adjustments to reconcile net loss to net cash used	
by operating activities:	
Depreciation & amortization expense	4,078
Change in assets and liabilities	
Accounts payable and accrued expenses	42,039
Security deposit	(16,364)
Accounts receivable	(100)
Net cash used by operating activities	(264,120)
Cash flows from investing activities:	
Purchase of PP&E	(88,810)
Net cash used by investing activities	(88,810)
Cash flows from financing activities:	
Proceeds from sales of common stock	500
Bank overdraft	1,358
Proceeds from line of credit	230,000
Proceeds from related-party loans	232,194
Repayments of related-party loans	(111,122)
Net cash provided by financing activities	352,930
Net increase (decrease) in cash	-
Cash at beginning of period	-
Cash at end of period	$ -
Supplemental cash flow information:	
Cash paid during the period for:	
Interest	$ -
Income taxes	$ -